Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 24, 2016, relating to the financial statements of Louisiana-Pacific Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Accounting Standards Update 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes which resulted in a change in the presentation of deferred income taxes), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Louisiana-Pacific Corporation for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee

October 28, 2016